UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BYND CANNASOFT
ENTERPRISES INC

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

05608P109

(CUSIP Number)

Cloud Alliance Inc

8609 Westwood Center Drive, Suite 110

Tysons Corner, VA 22182

Attention: Zhifa Liu

+1 (631) 238 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05608P109	13D/A	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cloud Alliance Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

675,000 (1)
	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

675,000 (1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,127,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.51% (2)

14	TYPE OF REPORTING PERSON* (see instructions)
CO

(1) The Common Shares beneficially owned by the Reporting Persons were acquired by Cloud Alliance Inc and Zhifa Liu in two separate transactions on April 3, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc, serves as its CEO, and is responsible for its management.

(2) Percent of class calculated based on the aggregate of 7,768,392 Common Shares issued and outstanding as reported in the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on April 8, 2024.

CUSIP No. 05608P109	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhifa Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
452,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
452,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,127,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.51% (2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) The Common Shares beneficially owned by the Reporting Persons were acquired by Cloud Alliance Inc and Zhifa Liu in two separate transactions on April 3, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc, serves as its CEO, and is responsible for its management.

(2) Percent of class calculated based on the aggregate number of 7,768,392 Common Shares issued and outstanding as reported in the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on April 8, 2024.

CUSIP No. 05608P109	13D/A	Page 3 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D jointly filed with the SEC by Cloud Alliance Inc. and Zhifa Liu on April 5, 2024 ("Schedule 13D"). The Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities described in Item 5 in the ordinary course of business for investment purposes because of their belief that the securities are undervalued and represent an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced below, the Issuer's financial position and strategic direction, actions taken by management or the board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in the Special Instructions for Complying with Schedule 13D in general and Item 4 in particular. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Common Shares.

In addition, the Reporting Persons may engage in discussions with management or other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, technology developments, board appointments, governance, performance, management, capitalization, trading of the Common Shares at a discount to the Issuer's net asset value and strategic plans and matters relating to the Issuer's business. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the Issuer's business, or propose or engage in one or more other actions set forth herein.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filling of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. On April, 8, 2024, the Issuer reported in its Form 6-K filed with the SEC an aggregate number of 7,768,392 Common Shares issued and outstanding. As a result, the percentage of class represented by the aggregate number of 1,127,000 Common Shares beneficially owned by the Reporting Persons has decreased by more than one percent to 14.51%.

(b) Cloud Alliance Inc:

(1) Sole Voting Power: 675,000

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 675,000

(4) Shared Dispositive Power: 0

CUSIP No. 05608P109	13D/A	Page 4 of 5 Pages

Zhifa Liu:

(1) Sole Voting Power: 452,000

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 452,000

(4) Shared Dispositive Power: 0

Yang Li:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

(c) Except as described in the Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Person has effected any transactions in the Common Shares.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 05608P109	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CLOUD ALLIANCE INC.

/s/ Zhifa Liu
Name

Chief Executive Officer
Title

2024-04-10
Insert Date

ZHIFA LIU

/s/ Zhifa Liu
Name

Title

2024-04-10
Date